Merus Labs International Inc.

Second Quarter Report 2014

For the Three and Six Months Ended March 31, 2014 and 2013

MERUS LABS INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended March 31, 2014 and 2013

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance and condition of Merus Labs International Inc. (“the Company” or “Merus”) for the three and six months ended March 31, 2014 compared to the three and six months ended March 31, 2013. The analysis should be read in conjunction with the accompanying condensed consolidated interim financial statements (the “Financial Statements”) for the three and six months ended March 31, 2014 and the related notes thereto.

The date of this MD&A is May 14, 2014.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include: sources of income; forecasts of sales and associated expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability to raise capital; movements in currency exchange rates; anticipated income taxes; the Company’s business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for the business of the Company;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	the acceptance of the Company’s products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

•	the Company’s ability to successfully market and sell its products;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	the Company's ability to service existing debt;

•	the timing and unpredictability of regulatory actions;

•	the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;

•	the ability to source, develop and commercialize new products effectively;

•	unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

•	the inability to adequately protect its key intellectual property rights;

•	the inability to make royalty payments as they become due;

•	the loss of key management or scientific personnel;

•	the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;

•	core patent protection for Merus’ initial portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

•	regulatory, legal or other setbacks with respect to its operations or business;

•	market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

•	enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

•	the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. The reader is further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents.

All financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

CORPORATE HISTORY

The Corporation was originally formed on December 19, 2011 by the amalgamation of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”) pursuant to an arrangement agreement dated November 10, 2011 pursuant to the Business Corporations Act (British Columbia). Envoy was incorporated under the laws of the Province of British Columbia as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario in December 1997. At Envoy’s annual general meeting held on March 30, 2007 the shareholders voted to amend Envoy’s articles of incorporation by changing its name to Envoy Capital Group Inc. In connection with the amalgamation of Envoy and Old Merus, Envoy continued from the jurisdiction of the Province of Ontario to the Province of British Columbia on December 16, 2011.

Old Merus was incorporated under the laws of the Province of British Columbia on November 9, 2009 under the name 0865346 B.C. Ltd. On January 22, 2010, Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp. and Merus Labs Inc. (“Merus Labs”).

On October 1, 2012, the Corporation amalgamated with Merus Labs, a wholly owned subsidiary of the Corporation continuing under the name “Merus Labs International Inc.”

The Company’s head office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1; and its telephone number is 416-593-3725.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

•	On patent but at maturity stage of product life cycle
•	Branded generics
•	Under promoted products
•	Niche market pharmaceuticals
•	Products with annual sales below the critical threshold for large pharma

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share.

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus is Canada and Europe.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

Business Model for Acquisition of Diversified Legacy Products

Merus believes that it has a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow. Merus believes that this strategy will provide it with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for Merus than for its competitors. Management believes that its approach to product acquisition and its return objectives provide Merus with a competitive advantage in acquiring products as Merus can purchase diversified bundles of products from a single vendor. In contrast, Merus’ competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisition within the same therapeutic area. As a result, certain vendors may view Merus as a preferred purchasing candidate.

Predictable Cost Structure

Merus’ plan is to establish a predictable cost structure by relying on a small employee base and outsourcing more of the operational functions associated with its business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, Merus achieves cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of its manufacturing supply agreements, its cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist Merus in maintaining its margins and maximizing distributable cash.

Partnership with Leading Service Providers

Related to the above, Merus will enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intend to pursue this strategy in the future.

Competitors of Merus

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area, region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. Merus expects to compete with a variety of drug companies. With respect to its acquisition strategy, Merus expects to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. In addition, since Merus is not focused on specific therapeutic classes, it will have the ability to purchase diversified products and product bundles.

Changes in the Competitive Landscape

In December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product has had a material adverse effect on the sales of Merus’ branded Vancocin capsules and other existing and future market entrants may also have a material adverse effect on sales.

In June 2012, Optimer Pharmaceuticals, Inc. (“Optimer”) received approval from Health Canada for its product DIFICID®. DIFICID® is another method for the treatment of Clostridium Difficile (“C. Difficile”) infection. Optimer asserts that DIFICID® has a lower recurrence rate than Vancocin®. However, DIFICID®is currently being sold in Canada at a much higher price than that of Oral Vancocin®. If Optimer is able to demonstrate that DIFICID® is preferable to Vancocin®, the business of Merus would be adversely affected.

OVERVIEW

During the last twelve months ended March 31, 2014 and up to the date of this MD&A, the Company announced the following:

•	April 23, 2014 - Merus names Barry Fishman as Senior Advisor

•	March 31, 2014 - Merus announces Closing of Full Over-Allotment Option

•	March 25, 2014 - Merus Completes $20 Million Bought Deal Financing

•	October 1, 2013 - Merus Regains Compliance With NASDAQ

•	September 24, 2013 - Merus Announces Completion of Debt Refinancing

•	August 26, 3013 - Merus Announces Factive Product Divestiture

•	August 20, 2013 - Merus Announces Promotion & Distribution Agreements for Emselex®/Enablex® in European Countries

•	July 9, 2013 – Merus announces Board changes

•	June 20, 2013 – Merus provides financial update

•	June 3, 2013 – Merus announces $4.6M Private Placement

•	April 23, 2013 – Merus announces Enablex operational update

•	April 17, 2013 – Merus announces notification from NASDAQ

OVERALL PERFORMANCE

For the three months ended March 31, 2014, the Company incurred a net loss of $1,455,185 compared to a net loss of $2,298,698 for the three months ended March 31, 2013. For the three months ended March 31, 2014, EBITDA1 was $2,604,306, compared to $3,481,666 for the comparative three month period. Adjusted EBITDA, which adds back non-cash share based compensation expense and acquisition costs, was $3,264,453, compared to $3,727,427 for the prior year comparative period. As at March 31, 2014, the Company had an accumulated deficit of $56,312,983.

Net cash provided by operating activities of the Company was $2,931,706 for the three months ended March 31, 2014, compared to cash provided by operating activities of $2,999,833, for the three months ended March 31, 2013. Cash provided by discontinued operations of the Company for the same periods were nil and $1,034,545, respectively.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

1EBITDA – Non-IFRS Financial Measures

The term EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization, foreign exchange gains or losses and unusual items; such as write-downs and gains or losses on intellectual property and investments. Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation and acquisition costs. The Company believes EBITDA to be an important measurement that allows it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization expenses, debt service obligations and other non-operating items. The Company excludes amortization expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA used by other issuers.

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013

Loss from continuing operations	$(1,455,185)	$(2,264,235)	$(3,340,946)	$(2,138,846)

Amortization	3,089,273	2,777,145	6,098,411	5,526,765
Depreciation	385	862	1,774	1,091
Interest expense	755,400	1,219,521	1,569,714	2,449,574
Income tax expense	137,137	102,654	270,059	232,213
Investment expense	4,541	757,509	6,454	750,785
Foreign exchange losses	72,755	888,210	702,935	1,100,506

EBITDA	$2,604,306	$3,481,666	$5,308,401	$7,922,088
plus:
Non-cash share based compensation	660,147	245,761	788,340	633,021

Adjusted EBITDA	$3,264,453	$3,727,427	$6,096,741	$8,555,109

PRODUCT SUMMARY

The Company currently has products in the area of urology/women's health and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

According to an article published in the Reviews of Urology by the Department of Urology, New York University School of Medicine, in women, moderate and severe bother have a prevalence ranging from about 3% to 17%. Severe incontinence has a low prevalence in young women, but rapidly increases at ages 70 through 80. In men, the prevalence of incontinence is much lower than in women, about 3% to 11% overall, with urge incontinence accounting for 40% to 80% of all male patients. Incontinence in men also increases with age, but severe incontinence in 70- to 80-year-old men is about half of that in women.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc.

In July 2012, the Company acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As Merus has acquired the product rights in a number of European countries in which the product is not being actively marketed, the Company has partnered with local marketing and sales organizations with the goal of incrementally increasing sales in those regions.

During the transition of operations from Novartis, the Company entered into promotion and/or distribution agreements with selected partners in certain countries for the Emselex®/Enablex® product. The partner companies and corresponding territories are as follows:

•	POA Pharma Scandinavia AB (Nordic countries defined collectively as Denmark, Norway, Sweden, Finland, and Iceland);
•	Proximum d.o.o (Croatia);
•	SPCare Lda (Portugal);
•	NorrizonRx Sales and Marketing Group Inc. (Canada; promotion only)
•	Proksimum Pharma d.o.o. (Slovenia);
•	Merz Pharma (Schweiz) AG (Switzerland);
•	Arriani Pharmaceuticals SA (Greece; distribution only);
•	Vivax Pharmaceuticals s.r.o (Slovakia);
•	Eurocept B.V (Belgium); and
•	Ashfield In2Focus Limited (United Kingdom; promotion only).

Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. Other than Switzerland and Canada, the territories covered by these distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years. Merus has entered into these promotion and distribution agreements with partner companies that have a wealth of knowledge and expertise in their local markets. Emselex®/Enablex® is a major growth driver for the Company and these collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts.

During fiscal 2013, Merus also entered into an agreement with a European contract manufacturing group to manufacture Emselex®/Enablex® for sale and distribution in Europe and Canada. The operational phase of the manufacturing tech transfer began in May 2013. During the operational transition period Novartis will continue to manage the manufacturing of Emselex®/Enablex®.

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a published report. Antibacterials represent the largest segment of the anti-infectives market globally. The competitive landscape remains highly fragmented, however Merck and GSK are market leaders in the category.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Product Divestiture - Factive

FACTIVE® (Gemifloxacin Mesylate tablets) is the only FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia. The Company had acquired the rights from Cornerstone Therapeutics Inc. (“Cornerstone”) in March 2012.

On August 26, 2013, Merus divested the North American product rights for FACTIVE®, which comprised the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. Despite acquiring the product for a relatively low valuation, the inherent challenges and need for additional investment led management to the decision to divest the product.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

For the three months ended March 31, 2014, the Company incurred a net loss of $1,455,185 ($0.04 per share), compared to a net loss of $2,298,698 ($0.07 per share) for the prior year period. EBITDA for the three months ended March 31, 2014 was $2,604,306, compared to EBITDA for the prior year period of $3,481,666. Adjusted EBITDA, which adds back non-cash share based compensation and acquisition costs was $3,264,453 for the current quarter compared to $3,727,427 for the same period last year. Please note that the results below relate to continuing operations, unless otherwise noted.

Revenues and Gross Margin

Revenues were $6,690,464 for the three months ended March 31, 2014 compared to revenues of $5,463,034 for the three months ended March 31, 2013. All revenues in the current and comparative quarter were attributable to sales of Vancocin and Enablex. Sales attributed to Factive during the three months ended March 31, 2013 are included in income from discontinued operations. In addition, revenues in the current fiscal period for Enablex are recorded on a gross basis, rather than a net basis, as described below.

Gross margin for the three months ended March 31, 2014 was $5,478,613 (82%) compared to gross margin of $5,201,189 (95%) for the three months ended March 31, 2013. The primary reason for the reduction in gross margin as a percentage of sales is due to the fact that revenues for Enablex in the comparative prior year period were recorded on a net basis, as described below.

Revenues attributable to Enablex for the three months ended March 31, 2014, recorded entirely on a gross basis were $5,474,198. Revenues from Enablex for the three month period ended March 31, 2013, calculated entirely on a net basis, were $4,197,760. Had the Company reported Enablex revenue on a gross basis in the prior year, revenues would have been $5,397,887 ($5,733,327 less $335,440 in partnership accruals) for the quarter ended March 31, 2013. Revenues on a gross basis for Enablex during the three months ended March 31, 2014 were slightly higher than in the comparative year period despite some shipments being delayed due to a change in labelling.

Until the beginning of the third quarter of fiscal 2013, the Company recorded Enablex revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and marketing and selling expenses, subject to a transition arrangement whereby Novartis continued to provide certain sales and distribution functions while the parties worked through the process of transferring the necessary marketing authorizations. As a result of this arrangement the Company was considered to be acting as an agent rather than principal and revenues were recorded on a net basis. Since the end of the first quarter of fiscal 2014, as the marketing authorizations were completely transferred, all revenue is recorded on a gross basis.

Had the Company reported all revenues on a gross basis, total revenues for the three months ended March 31, 2013 would have been $6,663,162, slightly lower but very similar to the current quarter. On a gross basis, cost of goods sold for the prior year quarter would have been higher by $1,071,372 and sales and marketing expenses higher by $128,755, such that gross margin would have been $5,332,761 or 80%.The Company has now transferred all marketing authorizations and operations in the territories in which it operates.

Revenues attributable to Vancocin were $1,216,266 for the three months ended March 31, 2014, compared to $1,265,275 for the three months ended March 31, 2013. Sales for the three month period are comparable as generic Vancomycin was available in the prior year period.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $703,256 for the three months ended March 31, 2014, compared to $113,204 for the three months ended March 31, 2013. The increase in these costs in the current period is due to increased marketing expenses for Enablex, which are now being incurred directly rather than through Novartis and netted against revenue, as described above. Had these marketing expenses not been netted against revenue in the three months ended March 31, 2013, total marketing expenses would have been reported as $241,959. The primary reason for the increase in sales and marketing expenses in the current period is due to additional investment related to the promotion of Enablex in the United Kingdom and Canada.

General and Administrative Expense

General and administrative expenses for the three months ended March 31, 2014 were $2,171,051, compared to $1,606,319 for the three months ended March 31, 2013. Excluding the impact of non-cash share based compensation, operating expenses in the current quarter increased by $150,346 compared to the same quarter last year. The increase is due to higher operational expenses as a result of the marketing authorizations and operations of Enablex being transferred to Merus, as well as the strengthening of the Euro and US dollar against the Canadian dollar.

Amortization of Intangible Assets

The three months ended March 31, 2014 included amortization expense of $3,089,273 related to Vancocin product rights and Enablex product rights and patents. During the three months ended March 31, 2013, amortization was lower at $2,777,145 with foreign currency translation the main reason for the difference.

Interest Expense, Investment Income, and Foreign Exchange Gains and Losses

Interest expense of $755,400 was incurred during the three months ended March 31, 2014, in connection with the senior secured debt facility and convertible debenture. Of this amount, approximately $124,386 is non-cash accretion charges relating to capitalized financing fees and a loan discount recorded at inception. In the three months ended March 31, 2013, interest expense was considerably higher at $1,219,521, as a result of a higher principal balance and a significantly higher interest rate for that period.

Foreign exchange losses were considerably lower in the current quarter at $72,755 compared to the prior year quarter when losses of $888,210 were experienced. The losses are primarily a result of the weakening Canadian dollar relative to the Euro and US dollar. The Company had a higher amount of US dollar exposure during the three months ended March 31, 2013. A certain amount of foreign exchange losses were also experienced on the Euro in the current period as a result of the upward trend in the currency over the three months. Foreign exchange losses in the current period substantially represent movements on foreign exchange contracts which the Company uses to reduce its exposure to currency movements on a day-to-day basis.

Discontinued Operations

Discontinued operations for the three months ended March 31, 2013 were attributable to operations of Factive. Losses from discontinued operations were nil for the three months ended March 31, 2014 compared to $34,463 for the same period last year.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 2014 AND 2013

For the six months ended March 31, 2014, the Company incurred a net loss of $3,340,946 ($0.09 per share), compared to a net loss of $2,001,157 ($0.07 per share) for the prior year period. EBITDA for the six months ended March 31, 2014 was $5,308,401, compared to EBITDA for the prior year period of $7,922,088. Please note that the results below relate to continuing operations, unless otherwise noted.

Revenues and Gross Margin

Revenues were $12,947,507 for the six months ended March 31, 2014 compared to revenues of $11,739,185 for the six months ended March 31, 2013. As discussed above, revenues for Enablex in the prior year period were recorded on a net basis during the transition of operations from Novartis. Had the Company reported all revenues on a gross basis in both periods, total revenues for the six months ended March 31, 2014 would have been $13,006,372, compared to $14,810,152 for the same six month period last year.

Gross margin for the six months ended March 31, 2014 was $10,752,990 (83%) compared to gross margin of $11,248,457 (96%) for the six months ended March 31, 2013. The primary reason for the reduction in gross margin as a percentage of sales is due to the fact that revenues for Enablex in the comparative prior year period were recorded on a net basis, as described previously. Had revenues, cost of goods and marketing expenses been recorded on a gross basis in the prior year period, gross margin for the current six month period would be unchanged, whereas gross margin for the six month period ended March 31, 2013 would have been $12,381,087 or 83%.

Revenues attributable to Vancocin were $2,808,173 for the six months ended March 31, 2014, compared to $3,181,373 for the six months ended March 31, 2013. The decrease in revenue in the current period was primarily due to the entry of a generic Vancomycin, which received reimbursement status in several provinces in the first quarter of last fiscal year and began to have an impact during the following quarter.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $1,750,049 for the six months ended March 31, 2014, compared to $162,025 for the six months ended March 31, 2013. The increase in these costs in the current six month period is due to increased marketing expenses for Enablex, which are now being incurred directly rather than through Novartis and netted against revenue, as described above. Had these marketing expenses not been netted against revenue in the six months ended March 31, 2013, total marketing expenses would have been reported as $834,073. The primary reason for the increase in sales and marketing expenses in the six month period ended March 31, 2014 compared to those experienced in the same period last year is the additional investment related to the promotion of Enablex in the United Kingdom and Canada.

General and Administrative Expense

General and administrative expenses for the six months ended March 31, 2014 were $3,694,540, compared to $3,164,344 for the six months ended March 31, 2013. Excluding the impact of non-cash share based compensation, operating expenses in the six month period ending March 31, 2014 were $374,877 higher than those experienced in the same period last year, primarily as a result of assuming full operations related to Enablex, as well as the impact of the higher Euro in the current period.

Discontinued Operations

Discontinued operations for the six months ended March 31, 2013 were attributable to operations of Factive. Income from discontinued operations were nil for the six months ended March 31, 2014 compared to $137,689 for the same period last year.

SUMMARY OF QUARTERLY RESULTS

Prior period financial results

The Company divested of its Factive product in fiscal 2013 and, as such, results of this business have been reflected as discontinued operations.

Seasonality

Merus’ Vancocin® and Enablex product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues for Vancocin® have not indicated that such product will have seasonal variations which would materially impact revenue.

	Q2 2014	Q1 2014	Q4 2013	Q3 2013

Revenues	$6.69 million	$6.26 million	$9.13 million	$7.51 million
Gross margin	$5.48 million	$5.27 million	$7.62 million	$7.07 million

Net earnings (loss):
From continuing operations	($1.45) million	($1.89) million	$0.51 million	($0.11) million
Including discontinued Operations	($1.45) million	($1.89) million	($0.05) million	($1.05) million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.04)	($0.05)	$ 0.02	($0.00)
Diluted	($0.04)	($0.05)	$ 0.02	($0.00)
Including discontinued operations:
Basic	($0.04)	($0.05)	($0.00)	($0.03)
Diluted	($0.04)	($0.05)	($0.00)	($0.03)

EBITDA[1]	$2.60 million	$2.70 million	$5.29 million	$5.16 million

1EBITDA – Non-IFRS Financial Measures - see definition under "Overall Performance"

	Q2 2013	Q1 2013	Q4 2012	Q3 2012

Revenues	$5.46 million	$6.28 million	$4.40 million	$2.34 million
Gross margin	$5.20 million	$6.05 million	$4.16 million	$2.06 million

Net earnings (loss):
From continuing operations	($2.26) million	$0.13 million	($20.91) million	$0.59 million
Including discontinued Operations	($2.30) million	$0.30 million	($20.77) million	$0.67 million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.07)	$ 0.00	($0.69)	$ 0.02
Diluted	($0.07)	$ 0.00	($0.69)	$ 0.02
Including discontinued operations:
Basic	($0.07)	$ 0.01	($0.68)	$ 0.03
Diluted	($0.07)	$ 0.01	($0.68)	$ 0.03

EBITDA[1]	$3.48 million	$4.44 million	$2.63 million	$0.94 million

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at March 31, 2014, excluding provisions and obligations related to long term debt the Company had working capital of $33,663,606 compared to $11,928,225 at September 30, 2013. The significant increase in working capital is due primarily to proceeds received from the Company's recent prospectus offering.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations, while strategically looking for new acquisitions. A significant restructuring of debt was undertaken in September 2013 with the Company refinancing its obligations through a combination of a senior secured facility with Canadian chartered banks as well as a convertible debenture. The refinancing allowed the Company to significantly reduce its cost of capital and provided flexibility going forward. The Company recently completed a $23 million bought deal offering and may raise additional financing, if required, to pursue the acquisition of other pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided by continuing operations of the Company were $2,931,706 and $6,117,630 for the three and six months ended March 31, 2014, respectively, compared to $2,999,833 and $5,246,483, respectively, for the three and six months ended March 31, 2013. The increase in cash from operations in the current six month period is a result of lower interest expense, along with more efficient collection of receivables compared to the same period last year.

Cash provided by financing activities for the three months ended March 31, 2014 were $19,484,288, compared to cash used by financing activities of $15,759 for the same period last year. The Company received approximately $21.6 million in net proceeds from its prospectus offering, offset by $2.1 million in scheduled repayments on long-term debt.

Cash provided by investing activities was $22,522 for the three months ended March 31, 2014 compared to cash outflows of $13,375 for the comparative three months. Cash provided during the current period related primarily to collections against the loan receivable.

COMMITMENTS

(a) Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

March 31, 2014
Less than 1 year	$116,864
1 to 2 years	115,317
2 to 3 years	105,576
3 to 4 years	79,182
Thereafter	-
Total	$416,939

(b) Liability settlement

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

At March 31, 2014	Total	1 year	2 years	3 years	Thereafter
Debt	$35,800,000	$8,400,000	$10,800,000	$6,600,000	$10,000,000
Accounts payable and accrued liabilities	3,452,822	3,452,822	-	-	-
Income taxes payable	918,760	918,760	-	-	-
Total	$40,171,582	$12,771,582	$10,800,000	$6,600,000	$10,000,000

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At March 31, 2014, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013

Salaries	$296,491	$353,879	$586,701	$705,596
Share based compensation	660,147	245,761	788,340	633,021
	$956,638	$599,640	$1,375,041	$1,338,617

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s condensed consolidated interim financial statements (“interim financial statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2013. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The Company’s significant accounting estimates and judgments include functional currency, allowance for doubtful accounts, allowance for inventory obsolescence, estimate for product returns, allocation of the purchase price and estimates of fair value for acquired assets and liabilities, the estimated useful lives of property and equipment and intangible assets, impairment of assets, valuation of deferred tax assets and liabilities, valuation of warrants and share-based compensation expense, valuation of the equity component of convertible debt and the valuation of non-cash consideration received on the sale of Factive. For a more detailed discussion of the Company’s critical accounting estimates, please refer to the management discussion & analysis included in the Company’s 2013 annual report.

During the six months ended March 31, 2014, there were no significant changes in accounting policies or their application, except the following:

On October 1, 2013, the Company retrospectively adopted IFRS 10, Consolidated Financial Statements, together with IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (Revised), Separate Financial Statements and IAS 28 (Revised), Investments in Associates or Joint Ventures. There was no impact to the Financial Statements as a result of adopting these standards.

On October 1, 2013, the Company prospectively adopted IFRS 13, Fair Value Measurement, which establishes a single framework for measuring fair value essentially based on exit price, i.e., the price that would be expected to be received to sell an asset or to be paid to transfer a liability. There was no impact to the Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company retrospectively adopted IAS 19 (Revised), Employee Benefits. There was no impact to the Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company adopted the amendments to IAS 1 Presentation of Financial Statements which requires separate grouping of items of other comprehensive income into items that may be reclassified to profit and loss in future periods, and items that will not be reclassified to profit and loss in future periods. There was no impact to the Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company adopted amendments to IFRS 7 Financial Instruments Disclosures, which set out new disclosure requirements related to the offsetting of financial assets and liabilities. There was no impact to the Financial Statements as a result of adopting this standard.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company's disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded as at March 31, 2014, the Company’s internal controls over financial reporting were operating effectively. In addition, management assessed disclosure controls and procedures to be effective as of March 31, 2014.

No changes were made to the Company’s internal controls over financial reporting during the quarter ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at May 14, 2014, the Company had 51,921,262 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of May 14, 2014 none of the preferred shares have been issued.

Stock Options

The Company has 3,265,000 stock options outstanding as at May 14, 2014.

Share Purchase Warrants

The Company has 2,295,950 share purchase warrants outstanding as at May 14, 2014.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

Merus Labs International Inc.
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Expressed in Canadian dollars)

As at:		March 31	September 30
		2014	2013
Assets
Current assets
Cash and cash equivalents		$31,695,978	$8,084,367
Short-term investments	note 2	101,861	104,807
Trade and other receivables		4,236,436	7,048,104
Inventories		2,151,447	1,168,933
Loans receivable	note 3	70,334	166,909
Prepaid expenses		186,703	127,409
		38,442,759	16,700,529
Non-current assets
Property and equipment		9,796	11,291
Intangible assets	note 4	69,689,050	70,328,140
Total assets		$108,141,605	$87,039,960
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		3,452,822	4,177,960
Income taxes payable		918,760	594,344
Derivative liabilities	note 5	407,571	-
Provisions	note 6	8,139	190,701
Long term debt due within one year	note 7	8,156,783	8,116,260
		12,944,075	13,079,265
Non-current liabilities
Provisions	note 6	159,593	92,572
Long term debt	note 7	25,963,930	29,949,502
Total liabilities		39,067,598	43,121,339

Equity
Share capital	note 8	77,598,520	56,014,232
Equity reserve	note 9	34,669,670	33,881,330
Convertible debt - equity component	note 7	1,313,550	1,313,550
Accumulated deficit		(56,312,983)	(52,972,037)
Accumulated other comprehensive income		11,805,250	5,681,546
Total equity		69,074,007	43,918,621
Total liabilities and equity		$108,141,605	$87,039,960

Approved on behalf of the Board:
(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(Expressed in Canadian dollars)

		Three months ended March 31		Six months ended March 31
		2014	2013	2014	2013
Revenues		$6,690,464	$5,463,034	$12,947,507	$11,739,185
Cost of goods sold		1,211,851	261,845	2,194,517	490,728
Gross margin		5,478,613	5,201,189	10,752,990	11,248,457
Operating expenses:
Sales and marketing		703,256	113,204	1,750,049	162,025
General and administrative		2,171,051	1,606,319	3,694,540	3,164,344
Amortization of intangible assets	note 4	3,089,273	2,777,145	6,098,411	5,526,765
Depreciation		385	862	1,774	1,091
Foreign exchange losses		72,755	888,210	702,935	1,100,506
		6,036,720	5,385,740	12,247,709	9,954,731

Operating (loss) income		(558,107)	(184,551)	(1,494,719)	1,293,726

Interest expense		755,400	1,219,521	1,569,714	2,449,574
Investment expense	note 2	4,541	757,509	6,454	750,785

Loss before income taxes		(1,318,048)	(2,161,581)	(3,070,887)	(1,906,633)
Income tax expense	note 12	137,137	102,654	270,059	232,213
Loss from continuing operations		(1,455,185)	(2,264,235)	(3,340,946)	(2,138,846)
(Loss) income from discontinued operations, net of income taxes	note 13	-	(34,463)	-	137,689

Net loss for the period		(1,455,185)	(2,298,698)	$(3,340,946)	$(2,001,157)

Loss per share
Basic		$(0.04)	$(0.07)	$(0.09)	$(0.07)
Diluted		$(0.04)	$(0.07)	$(0.09)	$(0.07)
Loss per share - continuing operations
Basic		$(0.04)	$(0.07)	$(0.09)	$(0.07)
Diluted		$(0.04)	$(0.07)	$(0.09)	$(0.07)
Earnings per share - discontinued operations
Basic		$-	$-	$-	$-
Diluted		$-	$-	$-	$-

Weighted average number of common shares outstanding - basic		39,305,857	30,710,367	38,853,708	30,709,412
Weighted average number of common shares outstanding - diluted		39,305,857	30,710,367	38,853,708	30,709,412

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013
Net loss for the period	$(1,455,185)	$(2,298,698)	$(3,340,946)	$(2,001,157)
Other comprehensive income (loss)
Items that may be reclassified to income:
Currency translation differences	2,739,446	(355,502)	6,123,704	1,362,416
Other comprehensive income (loss) for the period	2,739,446	(355,502)	6,123,704	1,362,416
Total comprehensive income (loss)	$1,284,261	$(2,654,200)	$2,782,758	$(638,741)

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013
Operating activities
Net loss for the period	$(1,455,185)	$(2,298,698)	$(3,340,946)	$(2,001,157)
Add (deduct): loss (income) from discontinued operations	-	34,463	-	(137,689)
Adjustments for the following items:
Amortization of intangible assets	3,089,273	2,777,145	6,098,411	5,526,765
Depreciation	385	862	1,774	1,091
Write off of leaseholds	-	-	-	7,290
Interest expense	755,400	1,053,534	1,569,714	2,283,587
Income tax expense	137,137	102,654	270,059	232,213
Unrealized (gains) losses on foreign exchange	412,763	1,015,428	708,289	1,053,357
Share-based compensation	660,147	245,761	788,340	633,021
Writedown of investments	-	760,948	-	760,948
Change in fair value of derivative liabilities	68,747	(252,670)	426,682	(119,740)
Interest paid	(631,014)	(1,012,500)	(1,314,763)	(2,193,750)
Net change in non-cash working capital balances:
Provisions	(33,039)	20,465	(115,541)	(464,784)
Trade and other receivables	1,111,916	380,958	2,792,557	(1,811,252)
Prepaid expenses	(95,321)	(51,156)	(59,294)	364,605
Inventories	(648,501)	6,166	(982,514)	219,069
Accounts payable and accrued liabilities	(441,002)	216,473	(725,138)	892,910
Net cash provided by operating activities	2,931,706	2,999,833	6,117,630	5,246,484
Financing activities
Repayment of long-term debt	(2,100,000)	(18,559)	(4,200,000)	(5,021,232)
Proceeds from prospectus offering	21,584,288	-	21,584,288	-
Proceeds from exercise of stock options	-	2,800	-	2,800
Net cash provided by (used in) financing activities	19,484,288	(15,759)	17,384,288	(5,018,432)
Investing activities:
Short-term investments	2,027	(3,375)	1,913	(8,198)
Loan receivable repayments	20,495	-	107,780	-
Purchase of property and equipment	-	(10,000)	-	(10,000)
Net cash provided by (used in) investing activities	22,522	(13,375)	109,693	(18,198)
Net change in cash from continuing operations	22,438,516	2,970,699	23,611,611	209,854
Cash flows from discontinued operations
Net cash provided by operating activities	-	879,278	-	502,212
Net cash provided by investing activities	-	155,267	-	229,400
Net change in cash from discontinued operations	-	1,034,545	-	731,612
Net change in cash and cash equivalents	22,438,516	4,005,244	23,611,611	941,466
Cash and cash equivalents, beginning of period	9,257,462	399,141	8,084,367	3,462,919

Cash and cash equivalents, end of period	$31,695,978	$4,404,385	$31,695,978	$4,404,385

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in Canadian dollars)

						Accumulated
				Convertible		other
			Warrants	debt - equity	Accumulated	comprehensive
	Share capital	Equity reserve	reserve	component	deficit	income (AOCI)	Total equity

Balance, September 30, 2012	$51,639,478	$31,468,434	$1,427,175	$-	$(49,869,908)	$598,603	$35,263,782

Share-based compensation (note 8)	-	633,021	-	-	-	-	633,021

Exercise of stock options (note 8)	10,128	(7,328)	-	-	-	-	2,800

Expiry of warrants (note 9)	-	194,097	(194,097)	-	-	-	-

Net income for the period	-	-	-	-	(2,001,157)	-	(2,001,157)

Other comprehensive income	-	-	-	-	-	1,362,416	1,362,416

Balance, March 31, 2013	$51,649,606	$32,288,224	$1,233,078	$-	$(51,871,065)	$1,961,019	$35,260,862

Balance, September 30, 2013	$56,014,232	$33,881,330	$-	$1,313,550	$(52,972,037)	$5,681,546	$43,918,621

Share-based compensation (note 8)	-	788,340	-	-	-	-	788,340

Prospectus offering (note 8)	21,584,288	-	-	-	-	-	21,584,288

Net loss for the period	-	-	-	-	(3,340,946)	-	(3,340,946)

Other comprehensive income	-	-	-	-	-	6,123,704	6,123,704

Balance, March 31, 2014	$77,598,520	$34,669,670	$-	$1,313,550	$(56,312,983)	$11,805,250	$69,074,007

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia) and its subsidiaries (the “Company”), operate in Canada and Europe. The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

Basis of Preparation

These condensed consolidated interim financial statements (“interim financial statements”) of the Company have been prepared on a historical cost basis, except for certain financial assets which are presented at fair value, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) for interim financial statements. The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2013. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed.

During the six months ended March 31, 2014, there were no significant changes in accounting policies or their application, except the following:

On October 1, 2013, the Company retrospectively adopted IFRS 10, Consolidated Financial Statements, together with IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (Revised), Separate Financial Statements and IAS 28 (Revised), Investments in Associates or Joint Ventures. There was no impact to the Financial Statements as a result of adopting these standards.

On October 1, 2013, the Company prospectively adopted IFRS 13, Fair Value Measurement, which establishes a single framework for measuring fair value essentially based on exit price, i.e., the price that would be expected to be received to sell an asset or to be paid to transfer a liability. IFRS 13 also provides guidance on measurement and introduces certain disclosure requirements. The adoption of IFRS 13 did not result in any measurement adjustments and its impact on disclosures was not material.

On October 1, 2013, the Company adopted the amendments to IAS 1 Presentation of Financial Statements which requires separate grouping of items of other comprehensive income into items that may be reclassified to profit and loss in future periods, and items that will not be reclassified to profit and loss in future periods. There was no impact to the Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company adopted amendments to IFRS 7 Financial Instruments Disclosures, which set out new disclosure requirements related to the offsetting of financial assets and liabilities. There was no impact to the Financial Statements as a result of adopting this standard.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s annual audited consolidated financial statements for the year ended September 30, 2013. These interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2013.

These interim financial statements were authorized for issue by the Company’s Board of Directors on May 14, 2014.

2.	Short-term investments

	March 31	September 30
	2014	2013

Total short-term investments	$101,861	$104,807

As at March 31, 2014 the portfolio of short-term investments was invested in marketable securities, including common shares as well as an investment in a private entity. The marketable securities have been classified as held for trading and recorded at fair value through profit or loss (FVTPL). For the six months ended March 31, 2014, the investment portfolio, including interest and dividend income, realized and unrealized investment gains and losses, incurred losses of $6,454 (2013: loss of $750,785), after deducting fees and expenses.

3.	Loans receivable

On March 7, 2012, the Company entered into a sales and promotion agreement for Factive with Vansen Pharma Inc. (“Vansen”) to market the product in the United States. As part of this arrangement, the Company provided Vansen with a short-term loan in the amount of US$1,000,000 for working capital purposes. The original loan was due within twelve months with monthly payments of US$83,333 beginning July 1, 2012, plus a lump sum payment of US$333,333 due March 1, 2013. During the second quarter of fiscal 2013, the Company agreed to extend the terms of the remaining US$500,000 balance. The revised terms called for eight monthly payments of US$35,000 from May to December 2013, with a lump sum payment of US$220,000 due December 31, 2013.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

Effective August 26, 2013, in connection with the sale of Factive (note 13), the Company entered into two new loan agreements with Vansen; one representing part of the sale proceeds, the other being a renegotiation of the original loan from March 2012. The first new loan has a principal value of US$800,000, is non-interest bearing and scheduled to be repaid in four installments of US$200,000, due February 28, May 31, August 31 and November 30, 2014. The second new loan has a principal value of US$280,000 and represents the remaining balance of the original loan under similar repayment terms of US$35,000 per month starting September 1, 2013, with a lump sum payment of US$140,000 due December 31, 2013. Both new loans are unsecured, but contain a right of conversion at the holder's option into common shares of Vansen for any overdue installments based on 95% of the 20-day moving average price of the shares. The fair value of the loans were determined to be US$162,000 collectively, as of September 30, 2013 based on Vansen’s financial condition and their dependence on raising additional financing. During the six months ended March 31, 2014, the Company received US$98,378 against the loan receivable. Management has assessed the fair value of the loans at March 31, 2014 on a discounted basis, based on an ongoing assessment of Vansen's financial condition.

4.	Intangible assets and goodwill

Continuity of intangible assets for the six months ended March 31, 2014 was as follows:

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Cost at September 30, 2013	$122,020	$69,890,744	$21,600,365	$16,676,097	$108,289,226
Foreign exchange differences	-	4,741,851	2,028,138	-	6,769,989

Cost at March 31, 2014	$122,020	$74,632,595	$23,628,503	$16,676,097	$115,059,215

Accumulated Amortization at September 30, 2013	$122,020	$15,319,674	$5,843,295	$16,676,097	$37,961,086
Amortization charge	-	3,569,426	2,528,985	-	6,098,411
Foreign exchange differences	-	663,119	647,549	-	1,310,668

Accumulated Amortization at March 31, 2014	$122,020	$19,552,219	$9,019,829	$16,676,097	$45,370,165

Carrying amount at September 30, 2013	$-	$54,571,070	$15,757,070	$-	$70,328,140
Carrying amount at March 31, 2014	$-	$55,080,376	$14,608,674	$-	$69,689,050

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

5.	Derivative liabilities

	March 31	September 30
	2014	2013

Liabilities:
Forward foreign exchange contracts	$407,571	$-
Total	$407,571	$-

In connection with its European operations of Enablex, the Company uses foreign currency contracts in order to partially hedge the risk associated with its Euro currency source revenue. At March 31, 2014, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $7,475,495 (September 30, 2013: $9,843,967). The fair value of these contracts at September 30, 2013 was $19,111 and was included in trade and other receivables. For the six months ended March 31, 2014, losses of $640,579 (2013: $326,410) were recognized in foreign exchange losses in the statement of operations in connection with these contracts.

6.	Provisions

	Six months ended	Twelve months ended
	March 31, 2014	September 30, 2013
Balance at beginning of period	$283,273	$1,084,184
Charges	274,309	2,819,120
Utilization	(394,247)	(2,438,657)
Foreign exchange	4,397	-
Product divestitures	-	(1,181,374)
Balance at end of period	$167,732	$283,273
Less: current portion of provisions	8,139	190,701
Non-current portion of provisions	$159,593	$92,572

The Company’s provisions are comprised of the following product-related liabilities: Product Returns Liability:

The Company accepts all product returns relating to product sales in certain jurisdictions. Management estimates product returns liability by taking into consideration the amount of units previously sold, returns experience to date, and changes in the marketplace.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

7.	Long-term debt

	March 31	September 30
	2014	2013
Current
Senior secured facility, net of unamortized transaction costs of $243,217 (a)	$8,156,783	$8,116,260
Total	$8,156,783	$8,116,260

Non-Current
Senior secured facility, net of unamortized transaction costs of $174,335 (a)	$17,225,665	$21,314,702
Convertible debenture, net of unamortized transaction costs and discount of $1,261,735 (b)	8,738,265	8,634,800
Total	$25,963,930	$29,949,502

(a) Senior secured facility:

On September 24, 2013, the Company entered into a new senior secured debt facility with a syndicate of Canadian chartered banks. The new facility, in combination with the convertible debenture described below, refinanced the Company's existing debt at a lower rate and extended term. The new facility matures September 30, 2016 and provides for a $30 million term loan, currently at prime plus 3.5%, with monthly payments of principal and interest. Principal payments are $700,000 per month for the first 24 months, increasing to $1,100,000 per month for the final 12 months. The facility also provides for up to $2 million on a revolving line of credit, based on eligible accounts receivable. The facility is secured by all assets of the Company and contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to earnings and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured facility as at March 31, 2014. Finance costs of $569,038 were capitalized to the loan balance and will be amortized over the term of the loan.

(b) Convertible debenture:

In connection with the refinancing described above, the Company issued convertible debentures with a principal value of $10,000,000 to two investment funds. The debentures have a term of five years, maturing September 20, 2018, with interest at 8.0%, payable quarterly. The principal amount of the debentures are convertible at the option of the holder into common shares at a fixed rate of $1.50 per common share, with an option for the Company to force conversion if its common shares trade at, or above, $2.30 per share for 20 consecutive days. In the event of conversion into common shares, any accrued but unpaid interest is converted at the market price on the date of conversion. As required by IFRS, management has bifurcated the fair value of the convertible debenture into a liability component and an equity component, based on first determining the fair value of the liability with the remainder being the equity value. Based on these calculations, management has determined the equity component to be $1,313,550, which has been included as part of equity in the financial statements. Finance costs of $51,650 were capitalized to the debentures, allocated between the liability and equity component. Both the equity component and the finance costs have been deducted from the liability on initial recognition and will be accreted over the term of the instrument.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

8.	Share capital

(a) Authorized:

Unlimited common shares without par value.

Issued:

	Six months ended		Twelve months ended
	March 31, 2014		September 30, 2013
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	38,391,512	$56,014,232	30,708,478	$51,639,478
Common shares issued pursuant to prospectus offering	13,529,750	21,584,288	-	-
Common shares issued pursuant to private placement	-	-	7,678,034	4,364,626
Common shares issued pursuant to options exercised	-	-	5,000	10,128

Balance, end of period	51,921,262	$77,598,520	38,391,512	$56,014,232

(b) Prospectus offering

On March 25, 2014, the Company closed a prospectus offering of 11,765,000 shares at a price of $1.70 per share for gross proceeds of $20,000,500. Additionally, on March 31, 2014, the underwriters exercised their over-allotment option on the offering, resulting in an additional issuance of 1,764,750 shares for gross proceeds of $3,000,075. Proceeds are to be used for future acquisitions and general corporate purposes. Costs of the offering were approximately $1,416,000.

(c) Private placements

On June 7, 2013, the Company completed a private placement of 7,678,034 shares at a price of $0.60 per share for gross proceeds of $4,606,820. Proceeds were used for debt repayment and general corporate purposes. Costs of the offering were approximately $242,000.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

(d) Acquisition

On January 6, 2012, the Company acquired 51% of Orbis Pharma Inc. (“Orbis”), a development stage pharmaceutical company. The arrangement involved the issuance of 300,000 shares which are released over a 3 year period. The Company was also obligated to purchase the remaining 49%, based on the achievement of certain milestones, through the issuance of additional common shares. Upon closing of the Enablex transaction, the Company issued an additional 525,035 shares in connection with the purchase of the remaining 49% of Orbis. The Company determined Orbis did not meet the definition of a business for accounting purposes and thus was not accounted for as a business combination. The estimated fair value of the shares issued was $1,486,558, of which $180,110 was recognized as stock based compensation during the six months ended March 31, 2014 (2013: $415,092). The balance of $35,668 relating to these shares will be recognized over the remaining escrow period.

(e) Stock option plan

The Company has reserved 5,192,126 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

In January 2013, the Company granted 50,000 options to an officer of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $1.19 per share, with all options vesting on the first anniversary date of the grant.

In February 2013, 5,000 options previously granted were exercised by a former director of the Company at $0.56 per share for proceeds of $2,800.

In May 2013, the Company granted 25,000 options to an employee of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $0.51 per share, with one third vesting immediately and one third vesting on each of the next two anniversary dates.

In July 2013, the Company granted 150,000 options to a new director. The options have a term of five years, vesting immediately, with an exercise price of $0.91 per share.

In January 2014, the Company granted 75,000 options to an officer of the Company in connection with his employment agreement. The options have a five year term and were granted with an exercise price of $1.49 per share, with options vesting over a three year period based on one-third vesting on each anniversary.

In March 2014, the Company granted a total of 1,025,000 incentive stock options to officers and directors of the Company in connection with their compensation arrangements. The options have a five year term with an exercise price of $1.80 per share and vest on the basis of one-third immediately and one third on each of the first two anniversaries.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

Stock based compensation of $608,230 (2013: $217,929) was expensed in the financial statements during the six months ended March 31, 2014 relating to current and prior period grants, and has been included in equity as equity reserves.

(f) Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Six months ended March 31
	2014	2013
Weighted-average fair value of options	$1.09	$0.77
Risk-free interest rate	2.0%	2.0%
Volatility of the Company's common shares	74%	80%
Weighted average expected life of the options	5 years	5 years
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Details of outstanding options are as follows:

	Number of	Weighted average
	options	price per share

Options outstanding, September 30, 2012	2,320,000	$2.01
Options granted	225,000	0.93
Options exercised	(5,000)	0.56
Options expired	(25,000)	3.00
Options forfeited	(50,000)	2.00
Options outstanding, September 30, 2013	2,465,000	$1.90
Options granted	1,100,000	1.78
Options expired	(200,000)	2.03
Options forfeited	(100,000)	2.05

Options outstanding, March 31, 2014	3,265,000	$1.85

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

The range of exercise prices for outstanding and exercisable options at March 31, 2014 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 0.51	25,000	4.12	8,333
$ 0.91	150,000	4.27	150,000
$ 1.19	50,000	3.77	50,000
$ 1.49	75,000	4.76	-
$ 1.52	100,000	3.45	50,000
$ 1.80	1,025,000	4.93	341,667
$ 2.00	600,000	2.32	600,000
$ 2.02	640,000	0.80	640,000
$ 2.02	200,000	2.81	150,000
$ 2.05	400,000	2.77	300,000
	3,265,000		2,290,000

9.	Equity reserves and warrants reserve

On December 19, 2011, the Company completed a private placement consisting of 4,196,500 Units at a price of $2.00. Each Unit consisted of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. In allocating the fair value of the proceeds between the common shares and these half warrants, it was determined that the fair value of the common shares was more reliably measurable and since the common shares of the Company were trading at $2.00 per share on December 19, 2011, the entire value of the proceeds was allocated to the shares. In addition, the Company also issued 197,700 warrants with an exercise price of $2.00 as a finder’s fee.

The following share purchase warrants were outstanding at March 31, 2014:

Exercise Price	Number	Weighted Average
	Outstanding	Contractual Life
$ 2.00	197,700	0.72
$ 3.00	2,098,250	0.72
	2,295,950

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

10.	Commitments

(a) Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	March 31	September 30
	2014	2013
Less than 1 year	$116,864	$143,750
1 to 2 years	115,317	128,265
2 to 3 years	105,576	105,576
3 to 4 years	79,182	105,576
4 to 5 years	-	26,394
Thereafter	-	-
Total	$416,939	$509,561

Lease expense recognized during the six month fiscal period was $100,137 (2013: $91,653), which has been included in general and administrative expenses in the statements of operations.

(b) Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution agreement with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at March 31, 2014, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

11.	Related party transactions

At March 31, 2014, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013

Salaries	$296,491	$353,879	$586,701	$705,596
Share based compensation	660,147	245,761	788,340	633,021
	$956,638	$599,640	$1,375,041	$1,338,617

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

12.	Income taxes

The major components of income tax expense for the six months ended March 31, 2014 and 2013 are:

	Six months ended March 31
	2014	2013
Income tax recognized in profit or loss

Current tax	$270,059	$232,213
Provision for income taxes	$270,059	$232,213

The Company has recognized an estimated current tax expense based on an approximation of tax liabilities due with respect to its operations in Luxembourg.

13.	Discontinued operations

On August 26, 2013, the Company divested its North American product rights for Factive (Gemifloxacin Mesylate) tablets to Vansen Pharma. Proceeds from the disposition included US$2,200,000 cash, a note receivable for US$800,000, plus 3 million shares of Vansen. Expenses of US$261,860 were incurred on the sale. The disposition of Factive resulted in a loss on disposal, net of income taxes, of $522,271. The results of Factive were as follows:

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013

Revenue	$-	$385,949	$-	$1,088,842
Cost of goods sold	-	46,373	-	182,330
Gross margin	-	339,576	-	906,512

Sales and marketing	-	40,000	-	163,398
General and administrative	-	127,371	-	190,952
Amortization of intangibles	-	206,668	-	414,474
(Loss) earnings from discontinued operations	$-	$(34,463)	$-	$137,689

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

14.	Management of capital

The Company includes the following in its definition of capital:

	March 31	September 30
	2014	2013

Debt comprised of:
Senior secured facility	$25,382,448	$29,430,962
Convertible debenture	8,738,265	8,634,800
Equity comprised of:
Share capital	77,598,520	56,014,232
Equity reserve	34,669,670	33,881,330
Convertible debt - equity component	1,313,550	1,313,550
Deficit and AOCI	(44,507,733)	(47,290,491)
	$103,194,720	$81,984,383

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Senior Secured Facility (note 7). There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

15.	Financial instruments and financial risk management

a) Fair Value Estimation

The Company’s carrying value of cash, short-term investments, trade and other receivables, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2014
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$101,861	$101,861
Loans and receivables
- Cash	31,695,978	31,695,978
- Trade and other receivables	4,236,436	4,236,436
- Loans receivable	70,334	70,334
Other financial liabilities
- Accounts payable and accrued liabilities	3,452,822	3,452,822
- Long term debt	34,120,713	34,579,440
Derivative financial liabilities used for hedging	407,571	407,571

	September 30, 2013
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$104,807	$104,807
Loans and receivables
- Cash	8,084,367	8,084,367
- Trade and other receivables	7,048,104	7,048,104
- Loans receivable	166,909	166,909
Other financial liabilities
- Accounts payable and accrued liabilities	4,177,960	4,177,960
- Long term debt	38,065,762	38,679,630

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
- Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

At March 31, 2014, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	March 31, 2014	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$101,861	$35,531	$-	$66,330
	$101,861	$35,531	$-	$66,330

Liabilities:
Derivative liabilities	$407,571	$-	$407,571	$-
	$407,571	$-	$407,571	$-

At September 30, 2013, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2013	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$104,807	$42,989	$-	$61,818
	$104,807	$42,989	$-	$61,818

Liabilities:
	$-	$-	$-	$-
	$-	$-	$-	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b) Financial Risk Factors

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 5.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

The following financial assets and liabilities were denominated in foreign currencies at March 31, 2014 (U.S. dollar 1.1055, Euro 1.5227) and September 30, 2013:

	March 31	September 30
	2014	2013
Denominated in U.S. dollars
Cash	$4,562,698	$5,865,221
Trade and other receivables	17,548	972,313
Loans receivable	70,334	166,909
Accounts payable and accrued liabilities	(948,889)	(80,294)
Net assets denominated in U.S. dollars	$3,701,691	$6,924,149

Denominated in Euros
Cash	$3,979,511	$578,484
Trade and other receivables	3,226,135	4,953,268
Accounts payable and accrued liabilities	(1,589,768)	(2,980,091)
Income taxes payable	(918,760)	(594,344)
Net assets denominated in Euros	$4,697,118	$1,957,317

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the year ended March 31, 2014 from a change in foreign currencies with all other variables held constant as at March 31, 2014:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$10,224	$(10,224)
4%	20,449	(20,449)
6%	30,673	(30,673)
8%	40,898	(40,898)
10%	51,122	(51,122)

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash, short-term investments and loans receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2014 and 2013

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company is exposed to variable interest rates as a result of its senior secured debt, which currently bears interest at bank prime plus 3.5% . The Company is able to manage this exposure through facilities under its credit agreement which allow the Company to convert the interest charge to a fixed rate, either through converting to Bankers' Acceptance notes on a short-term basis or through interest rate swaps over the remaining term of the loan. A 0.25% (25 basis points) increase or decrease in interest rates would result in an approximate $60,000 decrease or increase, respectively, in the Company's net income after tax.

16.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013
Canada	$2,019,155	$1,979,079	$4,793,408	$4,430,162
International	4,671,309	3,483,955	8,154,099	7,309,023
	$6,690,464	$5,463,034	$12,947,507	$11,739,185

The only countries, other than Canada, from which the Company derived more than 10% of its revenues was the Netherlands and Germany in the current period. Revenues in the Netherlands of $1,569,050 (2013: $624,399) and Germany of $2,548,878 (2013: $2,044,022) are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents, property and equipment, and real estate held for sale, detailed as follows:

	March 31	September 30
	2014	2013
Canada	$9,332,952	$10,242,846
International	60,365,894	60,096,585
	$69,698,846	$70,339,431